Vironix Health, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vironix Health, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vironix Health, Inc
Balance Sheets
(Unaudited)

	As of December 31, 2021	As of December 31, 2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 103,621	$ 208,912
Total Current Assets	**$ 103,621**	**$ 208,912**
Intangible Assets		
Software development in progress	$ 129,265	$ 15,931
Total Intangible Assets	**$ 129,265**	**$ 15,931**
Other Assets		
Lease deposit	$ 2,000	$ -
Total Other Assets	**$ 2,000**	**$ -**
TOTAL ASSETS	**$ 234,886**	**$ 224,843**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses	$ 1,210	$ 13,670
Shareholder loan	9,700	9,700
Total Current Liabilities	**$ 10,910**	**$ 23,370**
Long Term Liabilities		
Convertible notes, net	$ 289,726	$ 226,000
Total Long Term Liabilities	**$ 289,726**	**$ 226,000**
Total Liabilities	**$ 300,636**	**$ 249,370**
Stockholders' Deficit		
Preferred stock	$ 4	$ 4
Common stock	6	6
Additional paid in capital, net	100,002	2
Accumulated deficit	(165,762)	(24,539)
Total Stockholders' Deficit	**$ (65,750)**	**$ (24,527)**
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$ 234,886**	**$ 224,843**

Vironix Health, Inc
Statements of Operations
(Unaudited)

	For the year ended December 31, 2021	For the year ended December 31, 2020
Income		
Pilot Revenue	$ 2,408	$ -
Total Income	**$ 2,408**	**$ -**
Operating Expenses		
Advertising and marketing	$ 27,996	$ -
Bank fees	134	169
Computer and software	7,394	3,047
Dues, licenses, and subscriptions	6,098	-
Insurance	1,908	-
Office, postage, and telephone	928	-
Professional fees	26,519	20,323
Personnel	47,326	-
Tax (non-income)	450	-
Travel and meals	11,152	-
Total General and Administrative	**$ 129,905**	**$ 23,539**
Total Operating Expenses	**$ 129,905**	**$ 23,539**
Net Operating Loss	**$ (127,497)**	**$ (23,539)**
Other Expense		
Interest income (expense), net	$ (13,726)	$ (1,000)
Total Other Expense	**$ (13,726)**	**$ (1,000)**
Net Loss	**$ (141,223)**	**$ (24,539)**

Vironix Health, Inc
Statement of Stockholders' Equity
(Unaudited)

	Common Stock	Preferred Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at January 1, 2020	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Stock issuance	6	4	2	-	12
Net loss	-	-	-	(24,539)	(24,539)
Balance at December 31, 2020	**$ 6**	**$ 4**	**$ 2**	**$ (24,539)**	**$ (24,527)**
Simple agreement for future equity	-	-	100,000	-	100,000
Net loss	-	-	-	(141,223)	(141,223)
Balance at December 31, 2021	**$ 6**	**$ 4**	**$ 100,002**	**$ (165,762)**	**$ (65,750)**

Vironix Health, Inc
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2021	For the year ended December 31, 2020
OPERATING ACTIVITIES		
Net Loss	$ (141,223)	$ (24,539)
Adjustments to reconcile Net Loss to net cash used for operating activities:		
Accumulated convertible note interest	13,726	1,000
Changes in:		
Security deposit	(2,000)	-
Accounts payable and accrued expenses	(12,460)	13,670
Net cash used for Operating Activities	**$ (141,957)**	**$ (9,869)**
INVESTING ACTIVITIES		
Software development in progress	$ (113,334)	$ (15,931)
Net cash used for Investing Activities	**$ (113,334)**	**$ (15,931)**
FINANCING ACTIVITIES		
Proceeds from SAFE	$ 100,000	$ -
Proceeds from preferred stock	-	5
Proceeds from common stock	-	7
Proceeds from convertible notes	50,000	225,000
Proceeds from stockholder loan	-	9,700
Net cash provided by Financing Activities	**$ 150,000**	**$ 234,712**
Net cash increase (decrease) for period	$ (105,291)	$ 208,912
Cash and cash equivalents at beginning of period	208,912	-
Cash and cash equivalents at end of period	**$ 103,621**	**$ 208,912**

Vironix Health, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vironix Health, Inc. was formed in Delaware on April 8th, 2020. The company is a certified minority-owned business (MBE). The Company plans to earn revenue using a SAAS platform leveraging AI technology for remote monitoring of patients with heart & lung diseases. The Company's headquarters is in Austin, Texas. Company's customers will be located in the United States and Globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The company generates revenue through a mix of SaaS (software as a service) subscriptions, non-dilutive government grants, and pilot service fees. Grant income, in connection with research and development activities, is recognized in the period in which eligible costs are incurred, per the grant agreement. SaaS income is collected on a per month or per year basis at the initiation of services. Pilot fees are billed in tranches and realized when service work is initiated. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to 12 months and revenue is recognized over the life of the subscription as performance obligations are satisfied. Refunds of SaaS subscriptions after subscriber cancellation and customer fee obligations are prorated based on time of use.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software will be amortized on a straight-line basis over its estimated useful life which is to be determined.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020, the Company granted 2,200 shares to a cousin of the CEO for strategic, and medical, advising.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements, totaling $275K, for the purposes of funding operations. The interest on the notes was 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2022. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a 25% discount during a change of control or qualified financing event. The Company accrued interest of ~$21k as of 2022 related to these notes.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$236,250
2023	$125,000
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares. 675,040 shares were issued and outstanding as of 2020 and 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

The Company has authorized 1,000,000 of preferred shares. 375,000 shares were issued and outstanding as of 2020 and 2021.

The rights and privileges of preferred shareholders have not been codified as of the date of these financials.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021, the Company entered into numerous SAFE agreements, totaling $125k, (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $10M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 7, 2022, the date these financial statements were available to be issued. The Company raised an additional $50k in SAFE notes with terms similar to that mentioned in Note 6.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.